Exhibit 99.2

VOTE BY INTERNET - www.proxyvote.comUse the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:00 P.M. ET on 06/18/2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. GIGAMEDIA LIMITED8F, NO. 22, LANE 407, SECTION 2 TIDING BLVD.NEIHU DISTRICT, TAIPEI 114 TAIWAN R.O.C ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.  VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY The Board of Directors recommends you vote FOR Proposals 1 through 5. 1 Adoption of Audited Financial statements 2 Approval of Appointment of Auditors 3 Approval of Directors’ Remuneration 4 Approval of Authority to Allot and Issue Shares 5 Approval for Shares Purchases Mandate For Against Abstain For address changes/comments, mark here. (see reverse for instructions) Please sign exactly as your name (s) here on. When signing as attorney, executor, administrator, or other fiduciary, Please give full title as such. Joint owners should each sign personally. All holder must sign if a corporation or partnership, please sign in full corporate or partnership name, by authorized officer. Signature [PLEASE SIGN WITHIN BOX] DATE Signature (Joint owners) Date 00004600916_1 R1.0.1.18

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, U.S. Annual Report and Singapore Annual Report are available at www.proxyvote.comGIGAMEDIA LIMITED Annual Meeting of Shareholders June 23, 2020 11:00 AM This proxy is solicited by the Board of Directors I/We, being a Shareholder/Shareholders of the above named Company, hereby appoint Cheng-Ming Huang (aka James Huang) of 8F, No. 22, Lane 407, Section 2 Tiding Blvd., Neihu District, Taipei R.O.C., failing whom the Chairman of the Meeting, as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 8F, No.22, Lane 407, Section 2, Tiding Blvd., Neihu District, Taipei R.O.C. on Tuesday, June 23, 2020, at 11:00 AM local time, and at any adjournment or postponement thereof. This Proxy, when properly executed, and returned in a timely manner, will be voted at the Annual General Meeting and any adjournments thereof in the manner described herein. If no contrary indication is made, the proxy will be voted as recommended by the Board of Directors and the Company's management. The proxy form must be signed by the Shareholder or by the Shareholders' attorney duly authorized in writing or, if the appointer is a corporation, either, under seal or in some other manner approved by the directors of the Company. To be effective, the proxy form (and power of attorney or other authority under which it is signed or a notarially certified copy of such power of authority, if relevant) must be returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, no less than 48 hours (excluding Saturdays and U.S. holidays) before the meeting. Address change/comments:(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)Continued and to be signed on reverse side